SUPERIOR WELL SERVICES, INC.
1380 Rt. 286 East, Suite #121
Indiana, PA 15701
September 21, 2009
Via EDGAR and FACSIMILE
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Re:	Superior Well Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Response Letter Dated July 13, 2009
File No. 000-51435
Dear Mr. Schwall:
     Superior Well Services, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Form 10-K. Set forth below is the Company’s response to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated August 25, 2009. For your convenience, the exact text of the comment has been included in bold face type preceding the Company’s response. Unless the context otherwise requires, all references to page numbers in the response to the Staff’s comment correspond to the pages in Amendment No. 1.
Form 10-K for the Fiscal Year Ended December 31, 2008
Controls and Procedures, page 77
1.	We read your response to prior comment 4, and note that you intend, in the future, to provide the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures, as of the end of the period covered by the report. However, we are unable to concur with your proposal to remedy this deficiency in the future and, accordingly, believe you need to amend your filing to include the required disclosure in accordance with Item 307 of
Regulation S-K.

Securities and Exchange Commission
September 21, 2009

Response:	In response to this comment, the Company has revised the disclosure on page 1 of Amendment No. 1 to more clearly present the conclusions of the Company’s principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008, based on their evaluation of those controls and procedures.
     Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Thomas W. Stoelk at (724) 403-9100.
Very truly yours,
/s/Thomas W. Stoelk

cc:	Mr. Brett Braden, Vinson & Elkins L.L.P. Mr. Steve Thompson, Schneider Downs & Co., Inc.